Exhibit 21.1

List of Subsidiaries

The following is a list of subsidiaries of PayPal Holdings, Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

PayPal 2 S.à r.l.

PayPal (Europe) S.à r.l. et Cie. S.C.A.

PayPal Global Holdings, Inc.

PayPal, Inc.

PayPal International Treasury Centre S.à r.l.

PayPal Payment Holdings Pte. Ltd.

PayPal Pte. Ltd.